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                              May 13, 2021

       Kenneth Rogozinski
       Chief Executive Officer
       America First Multifamily Investors, L.P.
       14301 FNB Parkway, Suite 211
       Omaha, NE 68154

                                                        Re: America First
Multifamily Investors, L.P.
                                                            Registration
Statement on Form S-4
                                                            Filed on April 23,
2021
                                                            File No. 333-255475

       Dear Mr. Rogozinski:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4

       General

   1. We note the disclosure on the cover page that this prospectus relates to 9,450,000 of your
                                                        Series A-1 Preferred
Units, liquidation preference $10.00 per preferred unit (the "Series
                                                        A-1 Preferred Units")
that you may offer and issue in connection with future acquisitions, exchanges, and
redemptions of other securities by you. We also note that you disclose that from time to time
and on an individual basis, you intend to offer holders of your outstanding Series A
Preferred Units newly issued Series A-1 Preferred Units in exchange for their Series A
Preferred Units. Under "Plan of Distribution," at page 51, we also note the disclosure that the
general purpose of this offering is to provide one or more holders of your outstanding Series
A Preferred Units the opportunity to make a new investment in the Partnership without
prompting a redemption of their current Series A Preferred Units
 Kenneth Rogozinski
America First Multifamily Investors, L.P.
May 13, 2021
Page 2
         in accordance with its terms. Please clarify if you anticipate this registration statement being used for transactions other than the exchange offer of outstanding Series A
         Preferred Units. Also, please provide us with an analysis for your basis for using a Form
         S-4 acquisition shelf to do contemplated exchange offers with your existing unitholders from time to time, and explain to us what additional filings you may make at the time of an offer, such as a post-effective amendment. Refer to Securities Act Rule 415 and explain to us how your offering fits under that rule.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any questions.



FirstName LastNameKenneth Rogozinski                   Sincerely,
Comapany NameAmerica First Multifamily Investors, L.P.
                                                       Division of Corporation
Finance
May 13, 2021 Page 2                                    Office of Finance
FirstName LastName